Propanc Biopharma, Inc.

302, 6 Butler Street

Camberwell, VIC 3124

Australia

October 10, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1, as amended
File No. 333-273953

Ladies and Gentlemen:

Propanc Biopharma, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 12, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the above-referenced registration statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David E. Danovitch at (212) 660-3060. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Very truly yours,

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
James Nathanielsz
Chief Executive Officer